Exhibit 99.1

Indivior To Participate in Upcoming Investor Events

Slough, UK, and Richmond, VA, August 20, 2024 - Indivior PLC (NASDAQ/LSE: INDV) today announced that it will participate in the following investor events:

●       Morgan Stanley 22nd Annual Global Healthcare Conference - New York City

Mark Crossley, Chief Executive Officer, and Ryan Preblick, Chief Financial Officer, will host 1x1 / group meetings on Thursday, September 5th.  Mark Crossley will also participate in a fireside chat at 10:45 a.m. US ET.  Interested investors should contact their Morgan Stanley representative to schedule a meeting.  The fireside chat will be publicly available and can be viewed using the following weblink:

              Webcast Link - Morgan Stanley

Jefferies Healthcare C-Suite 'Back to School' Fireside Chat Series - Virtual

Mark Crossley, Chief Executive Officer, will participate in a fireside chat on Monday, September 9th at 15:00 London (10:00 a.m. US ET).  The fireside chat will be publicly available and can be viewed using the following weblink:

              Webcast Link - Jefferies

Both events will also be accessible at www.indivior.com under the "Investors" section.

About Indivior
Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat substance use disorders (SUD), overdose and serious mental illnesses. Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of SUD. Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to both expand on its heritage in this category and potentially address other chronic conditions and co-occurring disorders of SUD, including alcohol use disorder and cannabis use disorder. Headquartered in the United States in Richmond, VA, Indivior employs over 1,000 individuals globally and its portfolio of products is available in over 30 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/company/indivior.

Contact:
Jason Thompson
Vice President, Investor Relations
Tel: 804-402-7123 or jason.thompson@indivior.com

Tim Owens
Director, Investor Relations
Tel: 804-263-3978 or timothy.owens@indivior.com

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